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                                                                    EXHIBIT 99.3


                                                                  EXECUTION COPY



                    Chartered Semiconductor Manufacturing Ltd

                Rights Offering of 1,109,619,603 Ordinary Shares
              directly or in the form of American Depositary Shares
                               (S$0.26 par value)

                             Underwriting Agreement

                                                                       Singapore

                                                               September 2, 2002


Merrill Lynch (Singapore) Pte. Ltd.
 As Representatives of several Underwriters
1 Temasek Avenue
#28-01 Millenia Tower
Singapore 039192

Ladies and Gentlemen:

          Chartered Semiconductor Manufacturing Ltd., a corporation organized under the laws of Singapore (the "Company"), proposes to sell 1,109,619,603 newly issued Ordinary Shares, S$0.26 par value per share, of the Company, directly or in the form of American Depositary Shares (the "ADSs") (said Ordinary Shares being hereinafter called the "Shares"), in an offering of rights to purchase the Shares (the "Rights Offering") to holders of its ordinary shares (the "Shareholders") on September 18, 2002 and to holders of its ADSs (the "ADS Holders") on September 17, 2002. The Company is granting Shareholders rights to purchase their pro rata share of the Shares, in the form of ordinary shares (the "Primary Share Rights"), and is granting ADS Holders rights to purchase their pro rata share of the Shares, in the form of ADSs (the "Primary ADS Rights" and, together with the Primary Share Rights, the "Primary Rights"). In addition, the Company is granting Shareholders secondary rights to purchase a portion of any Shares that are not subscribed for pursuant to the exercise by Shareholders of Primary Rights (the "Secondary Share Rights") and is granting ADS Holders secondary rights to purchase a portion of any Shares, in the form of ADSs, that are not subscribed for pursuant to exercise by Shareholders of Primary Rights (the "Secondary ADS Rights" and, together with the Secondary Share Rights, the "Secondary Rights"). The Primary Share Rights and the Secondary Share Rights together are referred to herein as the "Share Rights"; the Primary ADS Rights and the Secondary ADS Rights together are referred to herein as the "ADS Rights"; and the Share Rights and the ADS Rights together are referred to herein as the "Rights".

          Pursuant to two Irrevocable Letters of Undertaking dated as of the date hereof (collectively, the "Irrevocable Letter of Undertaking") by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd (collectively, the "Majority Shareholder") to the Representatives and the Company, the Majority Shareholder has committed to exercise all of its Share Rights, consisting of the right to subscribe for 671,255,503 Shares. The remaining Shares (those not offered to the Majority Shareholder but to other Shareholders and ADS Holders), being
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438,364,100 Shares, are referred to herein as the "Underwritten Shares". Subject to the terms and conditions stated herein, the several underwriters named in
Schedule I hereto (the "Underwriters"), for whom you (the "Representatives") are acting as representative, propose to purchase, and the Company proposes to issue and sell to the Underwriters, at the purchase price of S$1.00 per share (the
"Per Share Purchase Price"), up to the aggregate number of the Underwritten Shares, subject to the terms and conditions of this Agreement.

          The aggregate number of Underwritten Shares that shall be purchased by the Underwriters pursuant to this Agreement (the "Purchased Shares") shall be the number of Underwritten Shares identified to the Representatives by the Company in accordance with Section 2(b) below as soon as practicable after the latest date and time for acceptance and payment for new Shares pursuant to exercise of the Share Rights, which date and time shall not be later than 9:30 p.m., Singapore time, on October 7, 2002 (the "Subscription Period Expiration") unless otherwise agreed in writing by the Company and the Underwriters. Such number shall be the aggregate number of Underwritten Shares less the Exercised Share Amount. The "Exercised Share Amount" shall be the aggregate number of Underwritten Shares (1) that have been duly subscribed and paid for by Shareholders and ADS Holders, or their respective transferees of Rights, pursuant to the exercise of the Primary Rights by the Subscription Period Expiration and (2) that have been duly subscribed and paid for by Shareholders and ADS Holders and have been allocated to such Shareholders and ADS Holders pursuant to the exercise of the Secondary Rights.

          The Company has entered into a Deposit Agreement dated as of November 4, 1999 (the "Deposit Agreement") among the Company, Citibank N.A. as depositary (in such capacity, the "Depositary") and the holders and beneficial owners of American Depositary Receipts (the "ADRs") issued by the Depositary and evidencing the ADSs. In addition, the Company will enter into a supplemental agreement prior to the Ex-Rights Date (the "Supplemental Agreement") among the Company and Citibank N.A., as ADS rights agent (in such capacity, the "ADS Rights Agent") in relation to the Rights Offering to ADS Holders.

          In connection with the Offering (as defined below), the Company will
(1) make a listing application to the Singapore Exchange Securities Trading Limited (the "SGX-ST") for the Share Rights and the Shares (the "SGX-ST Listing Application"), (2) make a listing application to The Nasdaq National Market, Inc. for the ADS Rights (the "NASDAQ Listing Application"), (3) lodge an abridged prospectus (the "Abridged Prospectus") with the Monetary Authority of Singapore (the "MAS") in accordance with Section 256 of the Securities and Futures Act 2001 (Act 42 of 2001) and the Eleventh Schedule to the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2002, and (4) if required by Section 5(f), file a statement of material facts (the "SMF" and together with the Abridged Prospectus, the "Singapore Offering Documents") with the MAS in accordance with Section 277 of the SFA and the Twelfth Schedule to the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2002.

          Unless the context otherwise requires, the terms "Underwritten Securities" and "Securities" shall be deemed to refer, respectively, to Underwritten Shares and Shares as well as to any ADSs representing such Underwritten Shares and Shares and the ADRs evidencing such ADSs. The Rights Offering and the offering of the Purchased Shares are collectively referred to herein as the "Offering".

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          Three forms of offering documents are to be used in connection with the Offering: (1) any Preliminary Prospectus and the Final Prospectus for use in connection with the Rights Offering, (2) the International Offering Memorandum for use in connection with the offering of the Purchased Shares, and (3) the Singapore Offering Documents for use in connection with the Offering in Singapore. The International Offering Memorandum is expected to be substantially identical to the Final Prospectus except for certain substitute pages and amendments thereto.

          To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used in this Underwriting Agreement shall mean you, as Underwriter, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. The use of the neuter in this Underwriting Agreement shall include the feminine and masculine wherever appropriate. Any reference herein to the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Final Prospectus, the International Offering Memorandum or the Singapore Offering Documents shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Prospectus, the Final Prospectus, the International Offering Memorandum or the Singapore Offering Documents, as the case may be; and any reference herein to the terms "amend", "amendment" or "supplement" with respect to the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Final Prospectus, the International Offering Memorandum or the Singapore Offering Documents shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Prospectus, the Final Prospectus, the International Offering Memorandum or the Singapore Offering Documents, as the case may be, deemed to be incorporated therein by reference.

          Certain terms used in this Underwriting Agreement are defined in
Section 21 hereof.

          1. Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

          (a) The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a registration statement (file number 333-56878) on Form F-3, including a related Basic Prospectus, for the registration under the Act of the offering and sale of the Shares. The Company will next file with the Commission either (1) after the Effective Date of the Registration Statement, a Preliminary Prospectus relating to the Shares in accordance with Rule 424(b) or (2) a Final Prospectus in accordance with Rules 415 and 424(b). The Company has included in the Registration Statement, as amended at the Effective Date, all information (other than Rule 430A Information) required by the Act and the rules thereunder to be included in the Registration Statement. The Final Prospectus and International Offering Memorandum shall contain all Rule 430A Information, together with all other such required information, and, except to the extent the Representatives shall agree to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information

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     and other changes (beyond that contained in the Basic Prospectus and any
     Preliminary Prospectus) as the Company has advised you, prior to the Ex-Rights Date, will be included or made therein, subject to Section 5(a) hereof. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x).

          (b) On the Effective Date, the Registration Statement did or will, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Ex-Rights Date and on the Closing Date, each Final Prospectus (and any supplements thereto) will comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder; on the Effective Date and at the Execution Time, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b), on the Ex-Rights Date and on the Closing Date, each Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (or any supplement thereto), in reliance upon and in conformity with information furnished herein or in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (or any supplement thereto).

          (c) The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Final Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply at the time the Registration Statement became effective, at the time the Final Prospectus is issued, on the Ex-Rights Date and on the Closing Date (and, if later, at the time of filing) in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, and, when read together with the other information in the Basic Prospectus, at the time the Registration Statement became effective, at the time the Final Prospectus is issued, on the Ex-Rights Date and on the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (d) The Company has filed with the Commission registration statements (file numbers 333-88623 and 333-34692) on Form F-6 (collectively, the "ADR Registration Statement") for the registration under the Act of the offering and sale of the ADSs. The Company may have filed one or more amendments thereto, each of which has previously been furnished to you. Such ADR Registration Statement at the time of its effectiveness did comply, and on the Ex-Rights Date and on the Closing Date will comply, in all material respects with the applicable requirements of the Act and the rules thereunder, and at the time of its effective date, at the Execution Time, on the Ex-Rights Date and on the Closing

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     Date, did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

          (e) Each of the Company, the Subsidiaries and Silicon Manufacturing Partners Pte. Ltd. ("SMP") has been duly incorporated and is validly existing as a corporation under the laws of the jurisdiction in which it is incorporated with full corporate power to own or lease, as the case may be, and to operate its properties and conduct its business as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be so qualified or be in good standing would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole.

          (f) All the outstanding share capital of each Subsidiary and SMP has been duly and validly authorized and issued and is fully paid and non-assessable and, except for such shares of (i) Chartered Silicon Partners Pte. Ltd. ("CSP") as are owned by Agilent Technologies Europe B.V., EDB Investments Pte. Ltd. or Singapex Investments Pte. Ltd. which shares do not exceed 49% of the outstanding voting shares of CSP and (ii) SMP as are owned by Agere Systems Singapore Pte. Ltd., which shares do not exceed 51% of the outstanding voting shares of SMP, all the outstanding shares of capital stock of the Subsidiaries and SMP are owned by the Company directly free and clear of any perfected security interests, liens or encumbrances.

          (g) The Company's authorized, issued and outstanding equity capitalization will be or is as set forth in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum. The outstanding Ordinary Shares have been duly and validly authorized and issued and are fully paid and non-assessable. The Share Rights have been duly and validly authorized. The Shares and the Underwritten Shares, respectively, have been duly and validly authorized, and, when issued and delivered (against payment in full of the subscription price therefor) in accordance with the Rights Offering and to the Underwriters in accordance with this Underwriting Agreement, respectively, will be validly issued, fully paid and non-assessable. The Share Rights to be issued by the Company may be freely deposited by the Company with the Depositary against issuance of ADS Rights evidencing Share Rights. The certificates for the Shares and the ADRs that are in certificated form are in valid form. The holders of outstanding shares of capital stock or ADSs of the Company are not entitled to any preemptive or other rights to subscribe for the Securities, except for such rights that have been effectively waived. Except as will be or is disclosed in the Final Prospectus, the Singapore Offering Documents and International Offering Memorandum, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company have been issued by the Company and are outstanding. Subject to applicable securities laws, the Securities being sold by the Company are freely transferable by the Company to or for the account of the subscribers thereof pursuant to the Rights Offering and the several

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     Underwriters, their designees and the initial purchasers thereof. Except as will be or is set forth in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, there are no restrictions on subsequent transfers of the Securities and the Rights under the laws of Singapore and of the United States.

          (h) The Ordinary Shares, the ADSs and the Rights of the Company will conform in all material respects to the description thereof in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum. The Articles of Association, which will be or are described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum under the heading "Description of Ordinary Shares", are in full force and effect.

          (i) Each of this Underwriting Agreement and the Deposit Agreement has been, and the Supplemental Agreement will be, duly authorized, executed and delivered by the Company.

          (j) There is no franchise, contract or other document of a character required to be described in the Registration Statement, the ADR Registration Statement or the Final Prospectus, or to be filed as an exhibit thereto, which will not be described or has not been filed as required; and the description of each such contract, franchise or document to be contained in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum will be or is a fair description thereof in all material respects; and each such franchise, contract or other document to which the Company is a party, assuming due authorization, execution and delivery thereof by all parties thereto, is enforceable against the Company in accordance with its terms and is in full force and effect, and to the Company's knowledge, is a legal, valid and binding obligation of the other parties thereto.

          (k) Upon issuance by the Depositary of the ADRs evidencing the ADSs against deposit in accordance with the provisions of the Deposit Agreement of the underlying Ordinary Shares being sold by the Company pursuant to the Rights Offering, such ADSs will be duly and validly issued and persons in whose names such ADSs are duly registered will be entitled to the rights specified in the ADSs and in the Deposit Agreement; and upon issuance by the Depositary of the ADS Rights in accordance with the provisions of the Supplemental Agreement, such ADS Rights will be duly and validly issued and persons in whose names such ADS Rights are duly registered will be entitled to the rights specified in the ADS Rights and in the Supplemental Agreement.

          (l) No taxes, imposts or duties of any nature (including, without limitation, stamp or other issuance or transfer taxes or duties and capital gains, income, withholding or other taxes) are payable by or on behalf of the Underwriters to the Singapore government or any political subdivision or taxing authority thereof or therein (other than tax on its own overall net income) in connection with (A) the execution and delivery of the Underwriting Agreement, (B) the issuance of the Ordinary Shares or the ADSs being sold by the Company in the Rights Offering, and the issuance of the Ordinary Shares being sold by the Company under the Underwriting Agreement in the manner contemplated by the Underwriting Agreement, (C) the deposit with the Depositary of the underlying Ordinary Shares being sold by the Company in the Rights Offering against issuance of ADRs

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     evidencing the ADSs, (D) the sale and delivery of the Ordinary Shares and the ADSs by the Company to the subscribers in the Rights Offering and the sale and delivery of the Ordinary Shares by the Company to the Underwriters in accordance with the Underwriting Agreement, (E) except as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, the issuance and offer of the Rights by the Company or (F) except as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, the initial resale and delivery of such Ordinary Shares by the Underwriters in the manner contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum.

          (m) Except as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, all dividends and other distributions declared and payable on the Ordinary Shares may under current Singapore law and regulations be paid to the Depositary and to the holders of Ordinary Shares, as the case may be, in Singapore dollars and may be converted into foreign currency that may be transferred out of Singapore in accordance with the Deposit Agreement.

          (n) No consent, approval (including exchange control approval), authorization, filing with or order of any court or governmental or regulatory agency or body is required under Singapore or U.S. federal law or the laws of any state or political subdivision thereof in connection with the execution and consummation by the Company of the transactions contemplated by the Rights Issue Documents or the transactions contemplated in this Underwriting Agreement, except (A) such as have been or will be obtained under the Act, the Exchange Act, the Companies Act, Chapter 50 of Singapore or the Securities and Futures Act 2001 (No. 42 of 2001) of Singapore, (B) such as may be required under the blue sky or similar laws of any jurisdiction in connection with the Offering and in connection with purchase and distribution of the Securities by the Underwriters in the manner contemplated in the Underwriting Agreement and as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum and (C) such as may be required pursuant to the National Association of Securities Dealers, Inc. rules and such as may be required pursuant to the rules of the SGX-ST and the Nasdaq National Market, Inc. No approval is required for quotation on the Nasdaq National Market, Inc. of the ADSs.

          (o) None of the issue and offering of the Rights, the Securities, the consummation of any other of the transactions contemplated in this Underwriting Agreement, the Supplemental Agreement or the Deposit Agreement, or the fulfillment of the terms hereof or thereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company, any of the Subsidiaries or SMP pursuant to, (i) the Memorandum and Articles of Association of the Company or the constituent documents of any of the Subsidiaries or SMP, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement, permit, license, franchise or other agreement, obligation, condition, covenant or instrument to which the Company, any of the Subsidiaries or SMP is a party or bound or to which its or their property is subject, assuming that the Majority Shareholder subscribes and pays for all the Shares to which it is entitled under the Rights

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     Offering in accordance with the provisions of the Irrevocable Letter of
     Undertaking, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company, any of the Subsidiaries or SMP of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, any of the Subsidiaries or SMP or any of its or their properties, subject to the filing of a statement of amount or rate of commission and brokerage (Form
     26) with the Registry of Companies and Businesses in the Republic of Singapore before the payment of any commission to the Underwriters and, except, with respect to clause (ii) or (iii) above, such as would not individually or in the aggregate, have a material adverse effect on (A) the performance of this Underwriting Agreement or the consummation of any of the transactions contemplated herein or (B) the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole.

          (p) Except as will be or is set forth in the Final Prospectus and the Singapore Offering Documents, the Company has complied, and will continue to comply, with all applicable securities laws or any other applicable law so as to permit the Rights Offering to all Shareholders and ADS Holders, respectively, and the completion of the Rights Offering as contemplated in this Underwriting Agreements, and as will be or is described in the Final Prospectus and the Singapore Offering Documents.

          (q) The Company is not and, after giving effect to the offering and sale of the Securities and the Purchased Shares and the application of the proceeds thereof as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, will not be an "investment company" as defined in the United States Investment Company Act of 1940, as amended (the "1940 Act").

          (r) Except as will be or is set forth in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, the Company is not a Passive Foreign Investment Company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

          (s) No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the ADR Registration Statement.

          (t) The consolidated historical financial statements and schedules of the Company (including the related notes) included or incorporated by reference in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum present fairly in all material respects the financial condition, results of operations, changes in financial position and cash flows as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods indicated (except as otherwise noted therein). The selected financial data included in the Registration Statement and which will be or is included in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum do and will fairly present in all material respects, on the basis stated in the Registration Statement and

                                       8
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     that will be or is stated in the Final Prospectus, the Singapore Offering
     Documents and the International Offering Memorandum, the information included therein.

          (u) The historical financial statements and schedules of SMP (including the related notes) that will be or are included or incorporated by reference in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum will or do present fairly in all material respects the financial condition, results of operations, changes in financial position and cash flows as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and will or do have been prepared in conformity with Singapore Statements of Accounting Standards applied on a consistent basis throughout the periods indicated (except as otherwise noted therein).

          (v) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, any of the Subsidiaries or SMP or its or their property is pending or, to the knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the Offering, performance of this Underwriting Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (w) Each of the Company, the Subsidiaries and SMP owns or leases all such properties as are necessary to the conduct of its operations as presently conducted. Any real property and buildings held under lease by the Company, any of the Subsidiaries or SMP are held under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Company, any of the Subsidiaries or SMP, in each case except as will be or is described in or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum.

          (x) None of the Company, any of the Subsidiaries or, to the knowledge of the Company, SMP, is in violation or default of (i) any provision of its Memorandum and Articles of Association or other constituent documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company, any of the Subsidiaries or SMP of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, any of the Subsidiaries or SMP or any of its or their properties, except, with respect to clause (ii) or (iii) above, such as would not individually or in the aggregate, have a material adverse effect on (A) the performance of this Underwriting Agreement or the consummation of any of the transactions contemplated

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     herein or (B) the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole.

          (y) KPMG ("KPMG"), who have audited certain financial statements of the Company and the Subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules that will be or are included or incorporated by reference in the Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, are independent public accountants with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder.

          (z) The Company has not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, the Ordinary Shares or the Rights, provided, however, that this provision shall not apply to any trading or stabilization activities conducted by the Underwriters.

          (aa) Each of the Company, the Subsidiaries and, to the knowledge of the Company, SMP possesses all licenses, permits, certificates and other authorizations issued by the appropriate Singapore, U.S., foreign, federal, state or local regulatory authorities necessary to conduct its business as currently conducted, except in any case in which the failure so to possess any such license, permit, certificate or other authorization would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole. Neither the Company, any of the Subsidiaries nor, to the knowledge of the Company, SMP has received any notice of proceedings relating to the revocation or modification of any such license, permit, certificate or authorization which, singly or in the aggregate, if the subject of an unfavorable decision ruling or findings, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (bb) Except as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, for the periods described therein, the Company and its Subsidiaries do not have any material capital commitments.

          (cc) No labor dispute with the employees of the Company, any of the Subsidiaries or, to the knowledge of the Company, SMP exists, or to the Company's best knowledge, is threatened, and the Company is not aware of any existing labor disturbance by the employees of the Company, any of the Subsidiaries or, to the knowledge of the Company, SMP, that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth in or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (dd) Each of the Company, the Subsidiaries and, to the knowledge of the Company, SMP is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged. All policies of insurance insuring the Company, any of the Subsidiaries or, to the knowledge of the Company, SMP or their respective businesses, assets, employees, officers and directors are in full force and effect; each of the Company, the Subsidiaries and, to the knowledge of the Company, SMP is in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company, any of the Subsidiaries and, to the knowledge of the Company, SMP under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company, any of the Subsidiaries nor, to the knowledge of the Company, SMP has been refused any insurance coverage sought or applied for. The Company has no reason to believe that, given the current terms for renewal being generally agreed by the insurers, either the Company, any of the Subsidiaries or, to the knowledge of the Company, SMP will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth in or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (ee) None of the Subsidiaries and, to the knowledge of the Company, SMP is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on its capital stock, from repaying to the Company any loans or advances to it from the Company or from transferring any of its property or assets to the Company, another Subsidiary or SMP, except for certain restrictions as set forth (i) in the Joint Venture Agreement dated July 4, 1997 by and among the Company, Agilent Technologies Europe B.V. and EDB Investments Pte. Ltd. (as amended) or as described in or contemplated in the Final Prospectus, (ii) in the Memorandum and Articles of Association of SMP, (iii) in the Syndicated Credit Facilities Agreement dated September 3, 1999 (as amended), as supplemented by a Supplemental Agreement dated July 20, 2000, by and among SMP, ABN AMRO Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore Branch), Overseas Union Bank Limited, the banks and financial institutions named on the signature pages thereto, as Lenders, Citicorp Investment Bank (Singapore) Limited, as facility agent, and Citicorp Investment Bank (Singapore) Limited, as security agent, (iv) in the Third Supplemental Agreement dated December 14, 2000, by and among CSP, the banks on the signature pages thereto, as Lenders, and ABN AMRO Bank N.V. (Singapore Branch), as agent, and in the Subordination Agreement dated June 28, 2002 by and among the Company, CSP and ABN AMRO Bank N.V. (Singapore Branch), as security trustee (each relating to the Credit Agreement dated March 12, 1998 (as amended), as supplemented by the First Supplemental Agreement, dated December 14, 1998, the Second Supplemental Agreement, dated November 9, 1999, and the Fourth Supplemental Agreement, dated May 21, 2002) (v) in the Loan Agreement dated November 24, 1999 between the Economic Development Board and CSP, (vi) in the Credit Agreement dated September 28, 2000 (as amended) by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN AMRO Bank N.V. (Singapore Branch), as agent and security trustee, and in the related Subordination Agreement dated June 28, 2002 by and among the Company, Chartered Silicon Partners Pte Ltd and ABN AMRO Bank N.V. (Singapore Branch), as security trustee, and (vii) in the Loan Agreement dated June 27, 2002 by and among the Company and CSP.

          (ff) The Company, the Subsidiaries and, to the knowledge of the Company, SMP own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trademarks, service marks, trade and service mark registrations, trade names, licenses, copyrights, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "Intellectual Property") necessary for the conduct of the Company's business as now conducted, and as will be or is described in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, except where the failure to so own, possess, license or have other rights to use would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from the ordinary course of business. Except as will be or is set forth in the Final Prospectus, the Singapore Offering Documents, the International Offering Memorandum, and the Company's 2001 annual report on Form 20-F under the captions "Item 3. Key Information--Risk Factors" or "Item 5. Operating and Financial Review and Prospects - Intellectual Property Rights", to the Company's best knowledge, (i) there are no rights of third parties to any such Intellectual Property; (ii) there is no material infringement by third parties of any such Intellectual Property; (iii) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company's rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (v) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary right of others in any Intellectual Property, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; and (vi) there is no prior art of which the Company is aware that may render any U.S. patent held by the Company invalid or any U.S. patent application held by the Company unpatentable which has not been disclosed to the U.S. Patent and Trademark Office, in the case of any of
     (i) through (vi) above, which would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from the ordinary course of business. The Underwriters acknowledge that SMP, being 51% owned by an affiliate of Agere Systems, Inc., would enjoy the benefit of the Intellectual Property portfolio of Agere Systems, Inc.

          (gg) The Company has filed all Singapore, U.S., foreign, federal, state and local tax returns that are required to be filed or has requested extensions thereof, except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth in or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth in or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (hh) No holder of Securities is or will be deemed to be resident, domiciled, carrying on business or subject to taxation in Singapore solely by reason of the execution, delivery, consummation or enforcement of this Underwriting Agreement.

          (ii) Each of the Company, the Subsidiaries and, to the knowledge of the Company, SMP, maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (jj) The Company, the Subsidiaries and, to the knowledge of the Company, SMP, are (i) in compliance with any and all Singapore laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws") applicable to conduct their respective businesses, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Company, the Subsidiaries and SMP, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as will be or is set forth in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (kk) Each of the Company and the Subsidiaries has fulfilled its obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974 ("ERISA") and the regulations and published interpretations thereunder with respect to each "plan" (as defined in Section 3(3) of ERISA and such regulations and published interpretations) in which employees of the Company and the Subsidiaries are eligible to participate (other than any "multi-employer plan" within the meaning of Section 4001(a)(3) of ERISA) and each such plan (other than any "multi-employer plan" within the meaning of Section 4001(a)(3) of ERISA) is in compliance in all material respects with the presently applicable provisions of ERISA and the United States Internal Revenue Code of 1986, as amended, and such regulations and published interpretations, except where such failure to fulfill or such non-compliance would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and the Subsidiaries, taken as a whole. The Company and the Subsidiaries have not incurred any unpaid liability to the Pension Benefit Guaranty Corporation (other than for the payment of premiums in the ordinary course) or to any such plan under Title IV of ERISA, except such as would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and the Subsidiaries, taken as a whole.

          (ll) The Subsidiaries are the only significant subsidiaries of the Company as defined by Rule 1.02 of Regulation S-X.

          (mm) In preparing the submission on Form 6-K by the Company that will be filed on September 3, 2002 regarding the loss for the third quarter of 2002 that the Company expects to record, the Company has considered all of the relevant economic and business factors. Any assumptions underlying such were reasonable under the circumstances and were made by the Company in good faith. The Company has no reason to believe that any such assumptions were or will be materially incorrect, as of such date of submission or as of the date of this representation, or that the Company will record a loss in excess of US$0.65 per American Depositary Share for the third quarter of 2002. (This representation and warranty shall be made by the Company only on the date of this Underwriting Agreement, on the Ex-Rights Date and on the Closing Date.)

          (nn) The Singapore Offering Documents, the provisional allotment letter and the application form attached thereto and any other documents relating to the Share Rights will contain all particulars and information required by, and will be in accordance with, the requirements of the SGX-ST and all relevant statutes and regulations in Singapore.

          (oo) Neither the Company, nor any of its affiliates, nor any person (other than the Underwriters, as to whom the Company makes no representation) acting on its or their behalf has engaged in any directed selling efforts (as defined in Regulation S) with respect to the Purchased Shares, and each of them has complied with the offering restrictions requirements of Regulation S. Terms used in this paragraph have the meanings given to them by Regulations S.

          Any certificate signed by any officer of the Company or any of the Subsidiaries, in his or her capacity as an officer of the Company or any of the Subsidiaries, and delivered to you or counsel for the Underwriters in connection with this Underwriting Agreement shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

          2.   Purchase and Sale.

          (a) Subject to the terms and conditions and in reliance upon the representations and warranties set forth in this Underwriting Agreement, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the Per Share Purchase Price, the portion of the Purchased Shares determined by multiplying the aggregate number of the Purchased Shares by the percentage set forth opposite such Underwriter's name in Schedule I to this Underwriting Agreement.

          (b) As soon as practicable after the Subscription Period Expiration and by not later than 5 p.m., Singapore time, on the fourth business day in Singapore following the Subscription Period Expiration (unless such deadline cannot be met for reasons beyond the reasonable control of the Company, in which case such deadline shall be extended to the first business day in Singapore on which delivery of notice is within the Company's reasonable control), the Company shall notify (in the form of the notice set out in Schedule II) the Representatives of the aggregate number of Underwritten Shares to be purchased by the Underwriters pursuant to this Agreement. Such number shall be the aggregate number of Underwritten Shares less the Exercised Share Amount. Such number stated in the notice from the Company shall be final and binding on the Company and the Underwriters for all purposes.

          (c) If all the Underwritten Shares have been issued pursuant to the exercise of Rights in the Rights Offering, the purchase obligation of the Underwriters under this Section 2 shall terminate.

          3. Delivery and Payment. Delivery of and payment for the Purchased Shares shall be made at 10 a.m., on the next business day in Singapore after delivery of the notice by the Company to the Representatives pursuant to Section 2(b), which date and time may be postponed one business day at the option of the Representatives (such date and time of delivery and payment for the Securities being called in this Underwriting Agreement, the "Closing Date"). On the Closing Date, the Company shall deliver the Purchased Shares to the Representatives for the respective accounts of the several Underwriters against payment by the Underwriters through the Representatives of the purchase price thereof to an account specified by the Company.

          4. Offering by Underwriters. It is understood that the Underwriters propose to offer the Purchased Shares for sale in transactions exempt from the registration requirements of the Act pursuant to Regulation S under the Act upon terms and conditions set forth in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum. Any resale of the Purchased Shares by the Underwriters will be for their own accounts and not on behalf of the Company or any Shareholders or ADS Holders. Each Underwriter, severally and not jointly, represents and warrants to and agrees with the Company that it has not offered or sold, and will not offer or sell, any Purchased Shares except in accordance with the restrictions set forth in Exhibit A hereto. Prior to the Ex-Rights Date, the Company and the Underwriters will agree on which jurisdictions and when the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum will be used for marketing purposes and delivered to prospective purchasers of the Purchased Shares.

          5. Agreements. The Company agrees with the several Underwriters that:

          (a) The Company will use its best efforts to cause the Registration Statement, if not effective at the Execution Time, and any amendment thereof, to become effective. Prior to the termination or completion of the Rights Offering and offering of the Purchased Shares by the Underwriters, the Company will not file any amendment of the Registration Statement or the ADR Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Basic Prospectus or any Rule 462(b) Registration Statement or the Singapore Offering Documents or the International Offering Memorandum unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. Subject to the foregoing sentence, if the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Final Prospectus is otherwise required under Rule 424(b), the Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (1) when the Registration Statement, if not effective at the Execution Time, shall have become effective, (2) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (3) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (4) of any request by the Commission or its staff for any amendment of the Registration Statement or the ADR Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement or the institution or threatening of any proceeding for that purpose and (6) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

          (b) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, or if at any time prior to the completion of the Offering, any event occurs as a result of which the Final Prospectus, the Singapore Offering Documents or the International Offering Memorandum, as the case may be, as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or the

     ADR Registration Statement or supplement the Final Prospectus, the Singapore Offering Documents or the International Offering Memorandum, as the case may be, to comply with the Act or the Exchange Act, the respective rules thereunder or any applicable securities law, the Company promptly and without charge to the Representatives will (1) notify the Representatives of any such event; (2) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance; and (3) supply any supplemental Final Prospectus, Singapore Offering Document or International Offering Memorandum, as the case may be, to you in such quantities as you may reasonably request.

          (c) As soon as practicable, the Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and the Subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

          (d) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement and the ADR Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement and the ADR Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act, as many copies of each Preliminary Prospectus and Final Prospectus and any supplement thereto as the Representatives may reasonably request.

          (e) The Company will arrange, if necessary, for the qualification of the Purchased Shares for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Purchased Shares, provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Purchased Shares, in any jurisdiction where it is not now so subject.

          (f) The Company will file the Abridged Prospectus with the MAS on or after the Ex-Rights Date but not later than commencement of dealings in the Share Rights on the SGX-ST. If requested by the Underwriters, the Company will file the SMF with the MAS on or before such date as the Representatives may request, which date shall be on or after the Ex-Rights Date but not later than 10 a.m., Singapore time, on the Closing Date.

          (g) The Company will comply with the terms and conditions of the Rights Issue Documents and, in particular, will allocate the Rights in the Rights Offering and allot the Shares in accordance with the description in the Final Prospectus, the Singapore Offering Documents and the provisions of the provisional allotment letter and the application form.

          (h) The Company will promptly, from time to time, take such action as you may reasonably request to qualify the Rights or the Shares or ADSs evidencing the Shares that are issuable pursuant to the Rights Offering for offering and sale, as the case may be, under the securities laws of such jurisdictions as the Company and the Underwriters may agree to, to comply with such laws so as to permit the offering of the Share Rights and ADSs Rights to the Shareholders and ADS Holders, respectively, located in such jurisdictions other than as set forth in the Final Prospectus and the Singapore Offering Documents, and to permit continuance of the Rights Offering in such jurisdictions for as long as may be necessary to complete the distribution of the Rights and the offering and sale of the Shares and ADSs evidencing the Shares issuable pursuant to the Rights Offering, provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the Rights Offering, in any jurisdiction where it is not now so subject.

          (i) The Company will comply with the requirements of the SGX-ST, the Registrar of Companies and Businesses in Singapore and the MAS in connection with the Rights Offering.

          (j) Neither the Company, nor any of its affiliates, nor any person (other than the Underwriters, as to which the Company makes no representation) acting on its or their behalf will engage in any directed selling efforts (as defined in Regulation S) with respect to the Purchased Shares, and each of them will comply with the offering restrictions requirement of Regulation S. Terms used in this paragraph have the meanings given to them by Regulation S.

          (k) The Company will not take, directly or indirectly, any action designed to or which has constituted or which might reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or the Rights.

          (l) The Company agrees to pay the costs and expenses relating to the following matters: (i) the fees and expenses of its counsel (including local counsel) and accountants in connection with the Offering, including issuance of the Securities and the Rights, (ii) the preparation, printing or reproduction and filing with the Commission of any necessary amendments to the Registration Statement and the ADR Registration Statement (including financial statements and exhibits thereto), the Preliminary Prospectus, the Final Prospectus, the International Offering Memorandum, the Singapore Offering Documents and each amendment or supplement to any of them and mailing and delivering (including postage, air freight charges and charges for counting and packing) copies thereof to the initial purchasers and dealers; (iii) the deposit of the Ordinary Shares (other than the Purchased Shares) underlying the ADSs under the Deposit Agreement, the issuance thereunder of ADSs representing such deposited Ordinary Shares, the issuance of ADRs evidencing such ADSs and the fees of the Depositary; (iv) the cost of producing the Supplemental Agreement, any Blue Sky Memorandum, closing documents (including compilations thereof) and any other documents in connection with the Rights Offering or the offering and sale of Purchased Shares by the Underwriters; (v) all expenses in connection with the qualification of the Rights, the Securities for offering under the securities laws of any jurisdiction as the Company and the Underwriters may agree to, including any Blue Sky survey; (vi) all expenses relating to the physical road show for the offering of the

     Securities, including the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (vii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (viii) the registration of the Securities under the Exchange Act and the listing of the Shares and Share Rights on the SGX-ST and the ADS Rights on The Nasdaq National Market, Inc.; (ix) any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD"); (x) the fees and expenses of the Company's Authorized Agent (as defined in Section 15 hereof); (xi) the cost and charges of any transfer agent or registrar; and (xii) all other costs and expenses incident to the performance by the Company of its obligations under this Underwriting Agreement.

          (m) The Company agrees to furnish the Representatives copies of the Rights Issue Documents for their review and approval (which approval shall not be unreasonably withheld or delayed) prior to executing, submitting, filing, printing or mailing such documents, as the case may be.

          (n) The Company agrees to deliver, or cause to be delivered, to the Representatives on the Closing Date, such documents required to be delivered under Sections 6(b), (c), (d), (f) and (g), each of which shall be dated the Closing Date and shall satisfy the respective requirements set forth therein. For the avoidance of doubt, the Company's breach of its obligations under this paragraph (n) of Section 5 shall not give the Underwriters the right to terminate their obligation to purchase the Underwritten Securities under this Underwriting Agreement. By closing of the transaction contemplated herein, the Underwriters do not waive any breach of the obligations on the part of the Company under this paragraph
     (n) of Section 5.

          6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Underwritten Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained in this Underwriting Agreement as of the Execution Time and the Ex-Rights Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations under this Underwriting Agreement prior to the Ex-Rights Date and to the following additional conditions:

          (a) If the Registration Statement has not become effective prior to the Execution Time, unless the Representatives agree in writing to a later time, the Registration Statement will become effective not later than (i) 6:00 PM New York City time on the date of announcement of the Rights Offering, if such announcement occurred at or prior to 3:00 PM New York City time on such date or (ii) 9:30 AM New York City time on the Business Day following the day on which announcement of the Rights Offering was made, if such determination occurred after 3:00 PM New York City time on such date; if filing of the Final Prospectus, or any supplement thereto, is required pursuant to Rule 424(b), the Final Prospectus, and any such supplement, will be filed in the manner and within the time period required by Rule 424(b); and no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

          (b) The Company shall have furnished to the Representatives the opinion of Allen & Gledhill, Singapore counsel for the Company, dated the Ex-Rights Date, substantially in the form set forth in Appendix A.

          In rendering such opinion, such counsel may rely (A) as to matters involving the application of the federal laws of the United States and the laws of the State of New York, to the extent they deem proper and specified in such opinion, upon the opinion of Latham & Watkins and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. References to the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, if any, in the opinion to be given pursuant this paragraph (b) include any supplements thereto at the Ex-Rights Date or the Closing Date, as the case may be.

          (c) The Company shall have furnished to the Representatives the opinion of Latham & Watkins, United States counsel for the Company, dated the Ex-Rights Date, substantially in the form of Appendix B.

          In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. References to the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, if any, in the opinion to be given pursuant this paragraph (c) include any supplements thereto at the Ex-Rights Date or the Closing Date, as the case may be.

          (d) The Company shall have furnished to the Representatives the opinion of Patterson, Belknap, Webb & Tyler, counsel for the Depositary, dated the Ex-Rights Date, substantially in the form of Appendix C.

          References to the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, if any, in the opinion to be given pursuant this paragraph (d) include any supplements thereto at the Ex-Rights Date or the Closing Date, as the case may be.

          (e) The Representatives shall have received from Cleary, Gottlieb, Steen & Hamilton, counsel for the Underwriters, such opinion or opinions, dated the Ex-Rights Date, and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

          (f) The Company shall have furnished to the Representatives a certificate of the Company dated the Ex-Rights Date, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, to the effect that the signers of such certificate have carefully examined the Registration Statement, the ADR Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, any supplements to the Final Prospectus, the

     Singapore Offering Documents and the International Offering Memorandum and the Underwriting Agreement and that:

               (i) the representations and warranties of the Company in the Underwriting Agreement are true and correct in all material respects on and as of the Ex-Rights Date with the same effect as if made on such date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Ex-Rights Date;

               (ii) no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

               (iii) since the date of the most recent financial statements included or incorporated by reference in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto), there has been no material adverse change in the condition (financial or otherwise), earnings, business or properties of the Company and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum (exclusive of any supplement thereto).

          (g) The Company shall have requested and caused KPMG to have furnished to the Representatives a letter dated as of the Ex-Rights Date, in form and substance satisfactory to the Representatives, confirming that they are independent accountants within the meaning of the Act and the Exchange Act and the respective applicable rules and regulations adopted by the Commission thereunder and stating in effect that:

               (i) in their opinion the audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum and reported on by them comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act and the related rules and regulations adopted by the Commission;

               (ii) on the basis of a reading of the latest unaudited condensed consolidated financial statements made available by the Company and Chartered Semiconductor Manufacturing Inc., if any; their limited review, in accordance with United States generally accepted auditing standards under Statement on Auditing Standards No. 71 of the latest unaudited consolidated financial statements, if any; carrying out certain specified procedures (but not an examination in accordance with U.S. GAAP) which would not necessarily reveal matters of significance with respect to the comments set forth in such letter; a reading of the minutes of the meetings of the shareholders, Board of Directors and Audit Committee of the Company; and inquiries of certain officials of the Company who have responsibility for financial and accounting matters of the Company and Chartered Semiconductor Manufacturing Inc. as to transactions and events subsequent to December 31, 2001, such Company officials advising that no audited consolidated financial statements are available as of any date or for any period subsequent to December 31, 2001, nothing came to their attention which caused them to believe that:

               (1) any unaudited financial statements (if any) included or incorporated by reference in the Registration Statement and the Final Prospectus do not comply as to form in all material respects with applicable accounting requirements of the Act and with the related rules and regulations adopted by the Commission with respect to financial statements included or incorporated by reference in periodic reports on Form 6-K under the Exchange Act; and said unaudited financial statements are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements included or incorporated by reference in the Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum; and

               (2) with respect to the period subsequent to December 31, 2001, there were any changes, at a specified date not more than two Business Days prior to the date of the letter, in the share capital of the Company or any increase in long-term debt (excluding current installments) as compared with the amounts shown on the December 31, 2001 audited consolidated balance sheet, or for the period from January 1, 2002 to no more than two business days prior to the date of this letter, there was any decrease, as compared with the corresponding period in the preceding year, in consolidated net revenue of the Company, except in all instances for changes, increases or decreases set forth in such letter, in which case the letter shall be accompanied by an explanation by the Company as to the significance thereof unless said explanation is not deemed necessary by the Representatives.

               (iii) they have performed certain other specified procedures as a result of which they determined that certain information of an accounting, financial or statistical nature derived from the general accounting records of the Company, Chartered Semiconductor Manufacturing Inc. and SMP set forth in the Registration Statement, the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum, including the information set forth under the captions "Risk Factors," "Use of Proceeds" and "Capitalization," and such other captions as the Company and the Representatives shall agree to, in the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum and the information included in Items 3, 4, 5, 6, 7, 8, 10 and 11 of the Company's annual report for 2001 on Form 20-F and Part I of the Company's Form 6-Ks filed on May 14, 2002 and August 14, 2002, and the Company's Form 6-K announcing the Rights Offering filed on September 3, 2002, all incorporated by reference in the Registration Statement, the Final Prospectus, the Singapore

          Offering Documents and the International Offering Memorandum, agrees with or is recomputed from the accounting records of the Company and the Subsidiaries, excluding any questions of legal interpretation.

          References to the Final Prospectus, the Singapore Offering Documents and the International Offering Memorandum in this paragraph (g) include any supplement thereto at the date of the letter.

          (h) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), and the Final Prospectus (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (g) of this Section 6 or
     (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Final Prospectus (inclusive of any supplement thereto) the effect of which, in any case referred to in clause
     (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Final Prospectus (exclusive of any supplement thereto).

          (i) The Deposit Agreement shall be in full force and effect, and shall not have been amended except as approved by the Representatives.

          (j) The Supplemental Agreement shall be in full force and effect, and shall not have been amended except as approved by the Representatives.

          (k) The Majority Shareholder shall have duly authorized, executed and delivered the Irrevocable Undertaking.

          (l) The Ordinary Shares (excluding the Shares) shall continue to be, and prior to the Ex-Rights Date, the new Shares and the Share Rights shall have been approved in-principle for listing and quotation on the SGX-ST, and the ADS Rights shall have been approved for quotation on The Nasdaq National Market, Inc., and satisfactory evidence of all such actions shall have been provided to the Representatives.

          (n) Prior to the Ex-Rights Date, the Company shall have furnished to the Representatives such further information, certificates, opinions of counsels and documents as the Representatives may reasonably request.

          If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Underwriting Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Underwriting Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Underwriting Agreement and all obligations of the Underwriters hereunder may be cancelled at any time prior to the Ex-Rights Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing. For the avoidance of doubt, none of the conditions specified in this Section 6 shall be applicable on or after the Ex-Rights Date, and the obligations of the Underwriters under this Underwriting Agreement shall become unconditional on the Ex-Rights Date.

          The documents required to be delivered by this Section 6 will be delivered at the offices of Cleary, Gottlieb, Steen & Hamilton, counsel for the Underwriters, at 39th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, by 11 a.m., Singapore time, no later than the Business Day preceding the Ex-Rights Date. Such documents shall be held in escrow and shall be released from escrow on the Ex-Rights Date.

          7.   Commissions, Costs and Expenses.

          (a) In consideration of the agreement by the Underwriters to subscribe for the Underwritten Shares, the Company shall pay to the Underwriters in Singapore dollars (unless the Company and the Underwriter agree on payment in another currency) on the Closing Date, a commission of 1.25 percent of the amount of the Per Share Purchase Price multiplied by the number of the Underwritten Shares.

          (b) The commission referred to in this Section 7 shall be paid to the Underwriters in accordance with paragraph (a) of this Section 7, whether or not the Underwriters shall be called upon to purchase the full number of Underwritten Shares.

          (d)  In addition to the commission described in paragraph (a) of this
Section 7 of this Underwriting Agreement, the Company may also elect to pay the Underwriters an incentive fee up to 0.30 percent of the amount of the Per Share Purchase Price multiplied by the number of the Underwritten Shares, depending on the performance of the Underwriters. Payment of this incentive fee will be entirely at the discretion of the Company.

          8.   [Reserved].

          9.   Indemnification and Contribution.

          (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees, agents and affiliates (as defined in Rule 501(b) under the Act) of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act (i) against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal, state or any other applicable statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement originally filed or in any amendment thereof, or in the ADR Registration Statement as originally filed or in any amendment thereof, or in any Preliminary Prospectus or in the Final Prospectus or in the Singapore Offering Documents or the International Offering Memorandum, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any (1) litigation, (2) investigation or proceeding by any governmental agency or body, commenced or threatened, or (3) claim whatsoever, in each case based upon any untrue statement or omission, or any alleged untrue statement or omission described in clause (i) above; provided that, in each case, and subject to the last sentence of paragraph (c) of this Section 9 below, any such settlement is effected with the prior written consent of the Company; and (iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen in accordance with paragraph (c) of this Section 9 below), reasonably incurred in accordance with the terms of this
Section 9 in investigating, preparing or defending against any (1) litigation,
(2) investigation or proceeding by any governmental agency or body, commenced or threatened, or (3) claim whatsoever, in each case based upon any untrue statement or omission, or any alleged untrue statement or omission described in clause (i) above, to the extent that any such expense is not paid under (i) or
(ii) above; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein; provided, further, that with respect to any untrue statement or omission of material fact made in any Preliminary Prospectus, the indemnity agreement contained in paragraph (a) of this Section 9 shall not inure to the benefit of any Underwriter from whom the person describing any such loss, claim, damage, expense or liability purchased the Securities, or any person controlling such Underwriter, to the extent that any such loss, claim, damage, expense or liability of each Underwriter (or any person controlling such Underwriter) occurs under the circumstance where it shall have been determined by a court of competent jurisdiction by final and nonappealable judgment that (w) the Company had previously furnished copies of the Final Prospectus to the Representative,
(x) delivery of the Final Prospectus was required by the Act to be made to such person, (y) the untrue statement or omission of a material fact contained in the Preliminary Prospectus was corrected in the Final Prospectus and (z) there was not sent or given to such person, at or prior to the written confirmation of the sale of such Securities to such person, a copy of the Final Prospectus. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

          (b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, its officers, employees, agents and affiliates (as defined in Rule 501(b) under the Act), and each person, if any, who controls the Company within the meaning of either the Act or Exchange Act, to the same extent as the foregoing indemnity to each Underwriter, but only with reference to written information relating to such Underwriter made in the documents referred to in the foregoing indemnity in reliance furnished upon and in conformity with such written information furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.

          (c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this
Section 9, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood, however, that the Company shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for all such Underwriters and controlling persons, which firm shall be designated in writing by Merrill Lynch (Singapore) Pte. Ltd. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought under this Underwriting Agreement (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its prior written consent; provided, however, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by paragraphs (a) and (b) of this Section 9 effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 45 days prior to such settlement being entered into and
(iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

          (d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 9 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages, expenses and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively, "Losses") to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company and by the Underwriters from the offering of the

Underwritten Shares (including the Purchased Shares), as described below; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Underwritten Shares) be responsible for any amount in excess of the underwriting discount or commission and any incentive fee (after deducting expenses) (the "Compensation") received by such Underwriter under this Underwriting Agreement. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and of the Underwriters in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company from the offering of the Underwritten Shares (including the Purchased Shares) shall be deemed to be equal to the total net aggregate proceeds from the Underwritten Shares, including through the sale of the Purchased Shares (before deducting expenses) received by it, and benefits received by the Underwriters from the offering of the Underwritten Shares (including the Purchased Shares) shall be deemed to be equal to the total Compensation received under this Underwriting Agreement (after deducting expenses). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company or by the Underwriters, the intent of the parties and their relative knowledge access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this paragraph (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any (1) litigation, (2) investigation or proceeding by any governmental agency or body, commenced or threatened, (3) claim whatsoever, in each case based upon any untrue or alleged untrue statement or omission or alleged omission described in clause (i) of paragraph (a) of this Section 9 above. Notwithstanding the provisions of this paragraph (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Purchased Shares were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee, agent and affiliate (as defined in Rule 501(b) under the Act) of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each director, officer, employee, agent and affiliate (as defined in Rule 501(b) of the Act) shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

          (e) The remedies provided in this Section 9 shall not be exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.

          10.  [Reserved]

          11.  Termination.


          (a) The Representative(s) may terminate this Underwriting Agreement, by notice to the Company, at any time prior to the Ex-Rights Date (i) if there has been, since the time of execution of this Underwriting Agreement or since the respective dates as of which information is given in the Final Prospectus or the Singapore Offering Documents, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States, Singapore or the United Kingdom, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative(s), impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, (iii) if trading in any securities of the Company has been suspended by the Commission or the SGX-ST or the Nasdaq National Market, Inc., or if trading generally on the New York Stock Exchange or the SGX-ST or in the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (iv) if a banking moratorium has been declared by either U.S. Federal, New York State or Singapore authorities. For the avoidance of doubt, no Underwriter may terminate this Underwriting Agreement on or after the Ex-Rights Date.

          (b)  If this Underwriting Agreement is terminated pursuant to this
Section 11, such termination shall be without liability of any party to any other party except as provided in paragraph (l) of Section 5 hereof, and provided further that Sections 1, 9 and 12 shall survive such termination and remain in full force and effect.

          12. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

          13. Notices. All communications under this Underwriting Agreement will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Representatives at 18/F Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, attention of Legal Department (fax no.: (852) 2536-3856); or, if sent to the Company, will be mailed, delivered or telefaxed to the Legal Department (fax no.: (65) 6360-4970) and confirmed to it at 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department.

          14. Successors. This Underwriting Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 9 hereof, and no other person will have any right or obligation under this Underwriting Agreement.

          15. Jurisdiction. (a) The Company agrees that any suit, action or proceeding against the Company brought by any Underwriter, by the directors, officers, employees and agents of any Underwriter or by any person who controls any Underwriter, arising out of or based upon this Underwriting Agreement or the transactions contemplated hereby may be instituted in any New York Court; and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably accepts and submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Company has appointed Chartered Semiconductor Manufacturing, Inc., at 1450 McCandless Drive, Milpitas, California 94035 as its authorized agent (the "Company's Authorized Agent"), upon whom process may be served in any suit, action or proceeding arising out of or based upon this Underwriting Agreement or the transactions contemplated herein which may be instituted in any New York Court by any Underwriter, by the directors, officers, employees and agents of any Underwriter or by any person who controls any Underwriter and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Company consents to process being served in any action or proceeding by mailing a copy thereof by registered or certified mail to the Company's Authorized Agent. The Company hereby represents and warrants that the Company's Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Company's Authorized Agent shall be deemed, in every respect, effective service of process upon the Company. Notwithstanding the foregoing, any action arising out of or based upon this Underwriting Agreement may be instituted by any Underwriter, by the directors, officers, employees and agents of any Underwriter or by any person who controls any Underwriter, in any other court of competent jurisdiction, including those in Singapore.

          (b) Each of the Underwriters agrees that any suit, action or proceeding against the Underwriters brought by the Company, its directors, its officers who sign the Registration Statement or any person who controls the Company, arising out of or based upon this Underwriting Agreement or the transactions contemplated hereby may be instituted in any New York Court; and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably accepts and submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Underwriters have appointed Merrill Lynch, Pierce, Fenner & Smith Incorporated, at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 as its authorized agent (the "Underwriters' Authorized Agent"), upon whom process may be served in any suit, action or proceeding arising out of or based upon this Underwriting Agreement or the transactions contemplated herein which may be instituted in any New York Court by the Company, its directors, its officers who sign the Registration Statement or any person who controls the Company and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Underwriters consent to process being served in any action or proceeding by mailing a copy thereof by registered or certified mail to the Underwriters' Authorized Agent. The Underwriters hereby represent and warrant that the

Underwriters' Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Underwriters agree to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Underwriters' Authorized Agent shall be deemed, in every respect, effective service of process upon the Underwriters. Notwithstanding the foregoing, any action arising out of or based upon this Underwriting Agreement may be instituted by the Company, its directors, its officers who sign the Registration Statement or any person who controls the Company, in any other court of competent jurisdiction, including those in Singapore.

          (c) The provisions of this Section 15 shall survive any termination of the Underwriting Agreement, in whole or in part.

          16. Applicable Law. This Underwriting Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

          17. Currency. Each reference in this Underwriting Agreement to Singapore dollars or U.S. dollars (each the "relevant currency") is of the essence. To the fullest extent permitted by law, the obligations of the Company and the Underwriters in respect of any amount due under this Underwriting Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Company or the Underwriters, as the case may be, will pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. If, alternatively, the amount in the relevant currency that may be so purchased for any reason exceeds the amount originally due, the party entitled to receive such original amount will return such excess amounts, in the relevant currency, to the Company or the Underwriters, as the case may be. Any obligation of the Company or the Underwriters, as the case may be, not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

          18. Waiver of Immunity. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement.

          19. Counterparts. This Underwriting Agreement may be signed in one or more counterparts, each of which shall constitute an original, and all of which together shall constitute one and the same agreement.

          20. Headings. The section headings used in this Underwriting Agreement are for convenience only and shall not affect the construction hereof.

          21. Definitions. The terms which follow, when used in this Underwriting Agreement, shall have the meanings indicated.

          "Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

          "ADR" shall mean the certificate(s) issued by the Depositary to evidence the American Depositary Shares issued under the terms of the Deposit Agreement.

          "ADR Registration Statement" shall mean the registration statement referred to in paragraph 1(d) above, including all exhibits thereto, each as amended at the time such part of the registration statement became effective.

          "Basic Prospectus" shall mean the prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Effective Date.

          "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York, New York and Singapore are authorized or obligated by law, executive order or regulation to close.

          "Commission" shall mean the Securities and Exchange Commission.

          "Effective Date" shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or becomes effective.

          "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

          "Execution Time" shall mean the date and time that this Underwriting Agreement is executed and delivered by the parties hereto.

          "Ex-Rights Date" shall mean 7:30 a.m., Singapore time, September 16, 2002.

          "Final Prospectus" shall mean the Final Prospectus Supplement, together with the Basic Prospectus.

          "Final Prospectus Supplement" shall mean the prospectus supplement relating to the Shares that was first filed pursuant to Rule 424(b) after the Execution Time.

          "International Offering Memorandum" shall mean the international offering memorandum relating to the Purchased Shares, which is expected to contain substantially the same information as the Final Prospectus.

          "New York Courts" shall mean the U.S. Federal or State courts located in the State of New York, County of New York.

          "Ordinary Share" shall mean any ordinary share, S$0.26 par value per share, of the Company.

          "Preliminary Prospectus" shall mean any Preliminary Prospectus Supplement, together with the Basic Prospectus.

          "Preliminary Prospectus Supplement" shall mean any preliminary prospectus supplement to the Basic Prospectus which describes the Shares and the offering thereof and is used prior to filing of the Final Prospectus.

          "Registration Statement" shall mean the registration statement referred to in paragraph (a) of Section 1 above, including exhibits, financial statements and any documents incorporated by reference, as amended at the Execution Time (or, if not effective at the Execution Time, in the form in which it shall become effective) and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be. Such term shall include any Rule 430A Information deemed to be included therein at the Effective Date as provided by Rule 430A.

          "Regulation S" shall mean Regulation S under the Act.

          "Rights Issue Documents" shall mean the Supplemental Agreement, the SGX-ST Listing Application, the NASDAQ Listing Application, the Final Prospectus, the Singapore Offering Documents, the International Offering Memorandum, the provisional allotment letter and application form with respect to the Share Rights, the ADS rights certificates with respect to the ADS Rights and any other documents relating to the Rights Offering.

          "Rule 415", "Rule 424", "Rule 430A" and "Rule 462" refer to such rules under the Act.

          "Rule 430A Information" shall mean information with respect to the Securities and the offering thereof permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A.

          "Rule 462(b) Registration Statement" shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in paragraph (a) of Section 1 hereof.

          "Singapore Offering Documents" shall mean the Abridged Prospectus and the SMF, or either of them if the context requires.

          "Subsidiary" shall mean each of Chartered Semiconductor Manufacturing Inc. and CSP.

          "U.S." or "United States" shall mean the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

          "Underwriting Agreement" shall mean this agreement relating to the sale of the Purchased Shares by the Company to the Underwriters.

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.


                                           Very truly yours,

                                           Chartered Semiconductor Manufacturing
                                            Ltd


                                           By: /s/ Chia Song Hwee
                                               ---------------------------------
                                               Name:  Chia Song Hwee
                                               Title: President and Chief
                                                      Executive Officer


The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written.

Merrill Lynch (Singapore) Pte. Ltd.



By: /s/ Tracey Woon
    -------------------------------
    Name:  Tracey Woon
    Title: Managing Director

For itself and other several
Representatives and Underwriters
Named in Schedule I
to the foregoing Agreement.

                                                                      SCHEDULE I



                                             Percentage of the
Underwriter                                  Purchased Shares
-----------                                  -----------------
Merrill Lynch (Singapore) Pte. Ltd.                100%

Total                                              100%

                                                                     SCHEDULE II



                  FORM OF NOTICE FROM COMPANY TO UNDERWRITERS

        [On the Letterhead of Chartered Semiconductor Manufacturing Ltd.]



                                                              October [__], 2002

Merrill Lynch (Singapore) Pte. Ltd.
 as Representatives of the Underwriters
1 Temasek Avenue
#28-01 Millenia Tower
Singapore 039192

Ladies and Gentlemen:

          Reference is made to the Underwriting Agreement dated September 2, 2002, entered into by us (the "Underwriting Agreement"). Capitalized terms not defined herein shall have the same meanings given to them in the Underwriting Agreement.

          Pursuant to Section 2(b) of the Underwriting Agreement, we hereby notify you that the aggregate number of Underwritten Shares to be subscribed for by the Underwriters is [__] Shares (the "Purchased Shares"). This is based on the Exercised Shares Amount of [__]. The number of Purchased Shares set out in this letter shall be final and binding on the Company and the Underwriters for all purposes.


                                           Very truly yours,


                                           Chartered Semiconductor Manufacturing
                                            Ltd.



                                           By:
                                               ---------------------------------
                                               Name:
                                               Title:

                                                                       EXHIBIT A



       Selling Restrictions for Offers and Sales outside the United States

     (a) Each Underwriter acknowledges and agrees that the Purchased Shares have not been and will not be registered under the Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Act or pursuant to an exemption from the registration requirements of the Act. Each Underwriter represents and agrees that it has offered and sold the Purchased Shares, and will offer and sell the Purchased Shares, (i) as part of their distribution at any time and
(ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, only in accordance with Rule 903 of Regulation S under the Act. Accordingly, each Underwriter represents and agrees that neither it, nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Purchased Shares and it, its affiliates and all persons acting on its behalf have complied and will comply with the offering restriction requirements of Regulation S. Terms used in this paragraph have the meanings given to them by Regulation S. Each Underwriter represents and agrees that, at or prior to the confirmation of sale of Purchased Shares, it shall have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases from it during the restricted period a confirmation or notice to substantially the following effect:

     "The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and [specify closing date of the offering], except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

     (b) Each Underwriter represents and agrees that it and each of its affiliates has not entered and will not enter into any contractual arrangement with any distributor (as that term is defined by Regulation S) with respect to the distribution of the Purchased Shares, except with its affiliates, the other Underwriters and the affiliates of the other Underwriters or with the prior written consent of the Company.

                                                                      APPENDIX A



                               Form of A&G Opinion

(i) the Company is a company duly incorporated and is validly existing under the laws of the Republic of Singapore and has the corporate power and capacity to own or lease its property and to conduct its business as described in the Final Prospectus [or other offering document];

(ii) CSP is a company duly incorporated and is validly existing under the laws of the Republic of Singapore and has the corporate power and capacity to own or lease its property and to conduct its business as described in the Final Prospectus [or other offering document];

(iii) SMP is a company duly incorporated and is validly existing under the laws of the Republic of Singapore and has the corporate power and capacity to own or lease its property and to conduct its business as described in the Final Prospectus [or other offering document];

(iv)   (a)  the Company has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of, the Underwriting Agreement;

       (b) the Company has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the Deposit Agreement and, assuming due authorization, execution and delivery thereof by the Depositary (as defined in the Deposit Agreement), the Deposit Agreement constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms; and

       (c) the Company has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the Supplemental Agreement and, assuming due authorization, execution and delivery thereof by the Depositary, the Supplemental Agreement constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms;

(v) STPL has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the STPL Irrevocable Letter of Undertaking and it constitutes a valid and legally binding agreement of STPL, enforceable in accordance with its terms;

(vi) STS has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the STS Irrevocable Letter of Undertaking and it constitutes a valid and legally binding agreement of STS, enforceable in accordance with its terms;

(vii) Merrill Lynch (Singapore) Pte. Ltd. is a party to each of the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking and has the right to enforce the terms of each of the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking;

(viii) the authorized share capital of the Company as at 31 August 2002 conforms as to legal matters to the description thereof set out on page S-[9] of the Final Prospectus [or other offering document;

(ix)    (a)  the [1,386,621,529] ordinary shares of par value S$0.26 each in the capital of the Company issued and outstanding as of 31 August 2002 prior to the issuance of the New Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not issued in violation of any pre-emptive or similar rights under (1) the laws of the Republic of Singapore or (2) the Memorandum and Articles of Association of the Company or any other constitutive document of the Company or any amendment thereto. For the purposes of this opinion we have assumed that the term "non-assessable" in relation to ordinary shares of par value S$0.26 each in the capital of the Company (the "Ordinary Shares") means under Singapore law that holders of such Ordinary Shares, having fully paid up all amounts due on such Ordinary Shares as to nominal amount and premium thereon, are under no further personal liability to contribute to the assets or liabilities of the Company in their capacities purely as holders of such Ordinary Shares;

        (b) no holders of any of the [1,386,621,529] Ordinary Shares issued and outstanding as at 31 August 2002 prior to the issuance of the New Ordinary Shares are entitled to any pre-emptive or other rights to subscribe to any of such Ordinary Shares except for such rights as have been described in the Final Prospectus [or other offering document] or have been waived; and

        (c) except as described in the Final Prospectus [or other offering document] under the caption "General and Statutory Information - Share Capital", and as far as we are aware, there are no outstanding securities issued by the Company convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Ordinary Shares;

(x) the Share Rights and the New Ordinary Shares underlying the Share Rights have been duly authorized by the Company and, when issued and delivered and (in the case of the New Ordinary Shares) paid for as described in the Final Prospectus or the International Offering Memorandum and the Underwriting Agreement, will be validly issued and (in the case of the New Ordinary Shares) fully paid, and the issuance of the Share Rights and the New Ordinary Shares will not be subject to any pre-emptive or similar rights under (a) the laws of the Republic of Singapore or (b) the Memorandum and Articles of Association of the Company or any other constitutive document of the Company or any amendment thereto; and there are no restrictions on the transfer of the Share Rights or the Ordinary Shares, or on the deposit of the Ordinary Shares into, or withdrawal of the Ordinary Shares from, the depositary receipt facility created under the terms of the Deposit Agreement, under the laws of the Republic of Singapore except as described in the Basic Prospectus under the captions "Description of Ordinary Shares - Transfer of Ordinary Shares" and "Description of American Depositary Shares - Withdrawal of Shares Upon Cancellation of ADSs";

(xi)    (a)  all of the 720,000,000 issued ordinary shares of S$1.00 each in the capital of CSP have been duly authorized and are validly issued and fully paid;

        (b) the Company is the registered holder of 367,200,000 issued ordinary shares of S$1.00 each in the capital of CSP; and

        (c) as far as we are aware, the 367,200,000 issued ordinary shares of S$1.00 each in the capital of CSP are beneficially owned by the Company free and clear of any perfected security interests, liens or encumbrances;

(xii) under the current laws and regulations of the Republic of Singapore, all dividends declared and payable in respect of the Ordinary Shares may be paid by the Company to the holder thereof in Singapore dollars that may be converted into foreign currency and, when so converted, freely transferred out of Singapore, without the necessity of obtaining any consents, approvals, authorizations, orders or clearances from or registering with any Singapore governmental agency or body or any stock exchange authority; and except as set forth in the Final Prospectus [or other offering document] under the caption "Taxation - Singapore Taxation", all dividends paid to holders of Ordinary Shares who are non-residents of Singapore will not be subject to Singapore income, withholding or other taxes under the laws of Singapore;

(xiii)  as at the date hereof:

        (a) we are not representing the Company or any of its subsidiaries in any legal or governmental proceedings, pending or threatened, to which the Company or any subsidiary is a party or to which any of the properties of the Company or any subsidiary is subject which could reasonably be expected to have a material adverse effect on the performance of the Underwriting Agreement or the consummation of any of the transactions contemplated in the Underwriting Agreement or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company or any subsidiary, taken as a whole; and

        (b) we are not aware of the existence of any legal or governmental proceedings in the Republic of Singapore to which the Company or any subsidiary is a party or to which any of the properties of the Company or any subsidiary is subject;

(xiv) no consent, approval, authorization or order of or qualification with any governmental body or agency or stock exchange authority in the Republic of Singapore was or is required for the consummation of the transactions contemplated under the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, except as may be required pursuant to the Companies Act, Chapter 50 of Singapore and the Securities and Futures Act 2001 (No. 42 0f 2001) or as may be required pursuant to the rules of the SGX-ST, which have been obtained (subject, in the case of the AlP Letter, to the conditions (if any) set out therein);

(xv) the execution and delivery of, and the consummation of any of the transactions contemplated in the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement

        (a) have been, in the case of transactions to which the Company is a party, duly authorized by the Company; and

        (b)  do not contravene:

             (1) any provision of the laws of the Republic of Singapore [(subject to the filing of a Statement of Amount or Rate of Commission and Brokerage (Form 26) with the Registry of Companies and Businesses in the Republic of Singapore before the payment of any commission to the Underwriters)](1);

             (2) the Memorandum and Articles of Association of the Company or any other constitutive document of the Company or any amendment thereto;

             (3) any agreement or instrument binding on the Company, CSP or SMP and governed by Singapore law and described in Exhibit A hereto[, assuming that each of STPL and STS subscribes and pays for all of the New Ordinary Shares to which it is entitled under the Offering in accordance with the provisions of the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking, respectively](2); or

----------
(1) This bracketed qualification/assumption will be removed when the "bring down" legal opinion is issued prior to closing.

(2) This bracketed qualification/assumption will be removed when the "bring down" legal opinion is issued prior to closing.

             (4) as far as we are aware, any judgment, order or decree of any governmental body, agency or court of the Republic of Singapore having jurisdiction over the Company or any of its assets;

(xvi) it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, that they be filed or recorded with any governmental or other regulatory authorities in Singapore;

(xvii) no taxes, imposts or duties of any nature (including, without limitation, stamp or other issuance or transfer taxes or duties and capital gains, income, withholding or other taxes) are payable by or on behalf of the Underwriters or the Company to the Republic of Singapore or any political subdivision or taxing authority thereof or therein (other than tax on its own overall net income) in connection with (a) the execution and delivery of the Underwriting Agreement, (b) the issuance of the Share Rights and the New Ordinary Shares by the Company in connection with the Offering, (c) the deposit of the New Ordinary Shares with the Depositary against issuance of American Depositary Receipts evidencing the ADSs to be sold in the manner described in the Final Prospectus [or other offering document] and the Underwriting Agreement, (d) the sale and delivery of the New Ordinary Shares and the ADSs in the manner described in the Final Prospectus [or other offering document] and the Underwriting Agreement or (e) except as disclosed in the Final Prospectus [or other offering document] under the caption "Taxation - Singapore Taxation", the resale and delivery of the New Ordinary Shares and ADSs by the Underwriters in the manner contemplated in the Final Prospectus [or other offering document];

(xviii) the boxed sections, as set out in Appendix A to this opinion, of the statements in the Final Prospectus [or other offering document] under the caption "Description of Ordinary Shares" and "Taxation - Singapore Taxation" and in the Form 20-F under the captions "Item 3. Key Information - Risk Factors - It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates", "Item 3. Key Information - Risk Factors - Singapore law contains provisions that could discourage a takeover of our Company", "Item 8. Financial Information - Dividend Policy", "Item 10. Additional Information - Summary of our Memorandum and Articles of Association" and "Item 10. Additional Information - Exchange Controls and other Limitations affecting Security Holders", insofar as such statements constitute summaries of the Singapore legal matters referred to therein, fairly present the information called for with respect to such legal matters and fairly summarize the matters referred to therein; [to be updated to include any other Singapore legal analysis included in the Final Prospectus [or other offering document]]

(xix) none of the holders of the ADSs is or will be deemed to be resident, domiciled, carrying on business or subject to taxation in the Republic of Singapore by reason only of the enforcement of the Deposit Agreement or the Supplemental Agreement;

(xx) it is not necessary in order to enable any of the holders of the ADSs to exercise or enforce any of their rights under the Deposit Agreement or the Supplemental Agreement in the Republic of Singapore that any of them should licensed, qualified or entitled to do business in the Republic of Singapore;

(xxi) the choice of New York law as the governing law of the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement is a valid choice of law and will be recognized and given effect to by the Singapore courts;

(xxii) the submission by the Company to the jurisdiction of the New York courts contained in the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, and the appointment by the Company of Chartered Semiconductor Manufacturing, Inc. as the Company's agent for service of process in connection therewith are, in each case, valid and binding on the Company under the laws of the Republic of Singapore and irrevocable;

(xxiii) a final and conclusive judgment on the merits properly obtained against the Company in any competent court of a state in, or a federal court of, the United States of America for a fixed sum of money in respect of any legal suit or proceedings arising out of or relating to the Underwriting Agreement and the Deposit Agreement and which could be enforced by execution against the Company in the jurisdiction of the relevant court and has not been stayed or satisfied in whole may be sued on in the Republic of Singapore as a debt due from the Company, if:

         (a) the relevant court had jurisdiction over the Company, in that the Company was, at the time proceedings were instituted, resident in the jurisdiction in which proceedings had been commenced and had submitted to the jurisdiction of the relevant court;

         (b)  that judgment was not obtained by fraud;

         (c) the enforcement of that judgment would not be contrary to the public policy of the Republic of Singapore

         (d) that judgment had not been obtained in contravention of the principles of natural justice; and

         (e) the judgment of the relevant court did not include the payment of taxes, a fine or penalty;

(xxiv) the Company is not entitled to claim immunity from suit, execution attachment or legal process in any proceedings taken in Singapore in relation to the Underwriting Agreement, the Deposit Agreement or the Supplemental Agreement; and

(xxv) the Company is a company duly incorporated and is validly existing under the laws of the Republic of Singapore and has the corporate power and capacity to own or lease its property and to conduct its business as described in the Final Prospectus [or other offering document];

(xxvi) CSP is a company duly incorporated and is validly existing under the laws of the Republic of Singapore and has the corporate power and capacity to own or lease its property and to conduct its business as described in the Final Prospectus [or other offering document];

(xxvii) SMP is a company duly incorporated and is validly existing under the laws of the Republic of Singapore and has the corporate power and capacity to own or lease its property and to conduct its business as described in the Final Prospectus [or other offering document];

(xxviii) (a)  the Company has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of, the Underwriting Agreement;

         (b) the Company has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the Deposit Agreement and, assuming due authorization, execution and delivery thereof by the Depositary (as defined in the Deposit Agreement), the Deposit Agreement constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms; and

         (c) the Company has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the Supplemental Agreement and, assuming due authorization, execution and delivery thereof by the Depositary, the Supplemental Agreement constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms;

(xxix) STPL has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the STPL Irrevocable Letter of Undertaking and it constitutes a valid and legally binding agreement of STPL, enforceable in accordance with its terms;

(xxx) STS has the corporate power and has taken all necessary corporate action required under the laws of the Republic of Singapore to authorize the entry into, execution and delivery of the STS Irrevocable Letter of Undertaking and it constitutes a valid and legally binding agreement of STS, enforceable in accordance with its terms;

(xxxi) Merrill Lynch (Singapore) Pte. Ltd. is a party to each of the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking and has the right to enforce the terms of each of the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking;

(xxxii) the authorized share capital of the Company as at 31 August 2002 conforms as to legal matters to the description thereof set out on page S-[9] of the Final Prospectus [or other offering document;

(xxxiii) (a)  the [1,386,621,529] ordinary shares of par value S$0.26 each in the capital of the Company issued and outstanding as of 31 August 2002 prior to the issuance of the New Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not issued in violation of any pre-emptive or similar rights under (1) the laws of the Republic of Singapore or (2) the Memorandum and Articles of Association of the Company or any other constitutive document of the Company or any amendment thereto. For the purposes of this opinion we have assumed that the term "non-assessable" in relation to ordinary shares of par value S$0.26 each in the capital of the Company (the "Ordinary Shares") means under Singapore law that holders of such Ordinary Shares, having fully paid up all amounts due on such Ordinary Shares as to nominal amount and premium thereon, are under no further personal liability to contribute to the assets or liabilities of the Company in their capacities purely as holders of such Ordinary Shares;

         (b) no holders of any of the [1,386,621,529] Ordinary Shares issued and outstanding as at 31 August 2002 prior to the issuance of the New Ordinary Shares are entitled to any pre-emptive or other rights to subscribe to any of such Ordinary Shares except for such rights as have been described in the Final Prospectus [or other offering document] or have been waived; and

         (c) except as described in the Final Prospectus [or other offering document] under the caption "General and Statutory Information - Share Capital", and as far as we are aware, there are no outstanding securities issued by the Company convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Ordinary Shares;

(xxxiv) the Share Rights and the New Ordinary Shares underlying the Share Rights have been duly authorized by the Company and, when issued and delivered and (in the case of the New Ordinary Shares) paid for as described in the Final Prospectus or the International Offering Memorandum and the Underwriting Agreement, will be validly issued and (in the case of the New Ordinary Shares) fully paid, and the issuance of the Share Rights and the New Ordinary Shares will not be subject to any pre-emptive or similar rights under (a) the laws of the Republic of Singapore or (b) the Memorandum and Articles of Association of the Company or any other constitutive document of the Company or any amendment thereto; and there are no restrictions on the transfer of the Share Rights or the Ordinary Shares, or on the deposit of the Ordinary Shares into, or withdrawal of the Ordinary Shares from, the depositary receipt facility created under the terms of the Deposit Agreement, under the laws of the Republic of Singapore except as described in the Basic Prospectus under the captions "Description of Ordinary Shares - Transfer of Ordinary Shares" and "Description of American Depositary Shares - Withdrawal of Shares Upon Cancellation of ADSs";

(xxxv)   (a)  all of the 720,000,000 issued ordinary shares of S$1.00 each in the capital of CSP have been duly authorized and are validly issued and fully paid;

         (b) the Company is the registered holder of 367,200,000 issued ordinary shares of S$1.00 each in the capital of CSP; and

         (c) as far as we are aware, the 367,200,000 issued ordinary shares of S$1.00 each in the capital of CSP are beneficially owned by the Company free and clear of any perfected security interests, liens or encumbrances;

(xxxvi) under the current laws and regulations of the Republic of Singapore, all dividends declared and payable in respect of the Ordinary Shares may be paid by the Company to the holder thereof in Singapore dollars that may be converted into foreign currency and, when so converted, freely transferred out of Singapore, without the necessity of obtaining any consents, approvals, authorizations, orders or clearances from or registering with any Singapore governmental agency or body or any stock exchange authority; and except as set forth in the Final Prospectus [or other offering document] under the caption "Taxation - Singapore Taxation", all dividends paid to holders of Ordinary Shares who are non-residents of Singapore will not be subject to Singapore income, withholding or other taxes under the laws of Singapore;

(xxxvii)      as at the date hereof:

         (a) we are not representing the Company or any of its subsidiaries in any legal or governmental proceedings, pending or threatened, to which the Company or any subsidiary is a party or to which any of the properties of the Company or any subsidiary is subject which could reasonably be expected to have a material adverse effect on the performance of the Underwriting Agreement or the consummation of any of the transactions contemplated in the Underwriting Agreement or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company or any subsidiary, taken as a whole; and

         (b) we are not aware of the existence of any legal or governmental proceedings in the Republic of Singapore to which the Company or any subsidiary is a party or to which any of the properties of the Company or any subsidiary is subject;

(xxxviii)     no consent, approval, authorization or order of or qualification with any governmental body or agency or stock exchange authority in the Republic of Singapore was or is required for the consummation of the transactions contemplated under the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, except as may be required pursuant to the Companies Act, Chapter 50 of Singapore and the Securities and Futures Act 2001 (No. 42 0f 2001) or as may be required pursuant to the rules of the SGX-ST, which have been obtained (subject, in the case of the AlP Letter, to the conditions (if any) set out therein);

(xxxix) the execution and delivery of, and the consummation of any of the transactions contemplated in the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement

         (a) have been, in the case of transactions to which the Company is a party, duly authorized by the Company; and

         (b)  do not contravene:

              (1) any provision of the laws of the Republic of Singapore [(subject to the filing of a Statement of Amount or Rate of Commission and Brokerage (Form 26) with the Registry of Companies and Businesses in the Republic of Singapore before the payment of any commission to the Underwriters)](3);

              (2) the Memorandum and Articles of Association of the Company or any other constitutive document of the Company or any amendment thereto;

              (3) any agreement or instrument binding on the Company, CSP or SMP and governed by Singapore law and described in Exhibit A hereto[, assuming that each of STPL and STS subscribes and pays for all of the New Ordinary Shares to which it is entitled under the Offering in accordance with the provisions of the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking, respectively](4); or

----------
(3) This bracketed qualification/assumption will be removed when the "bring down" legal opinion is issued prior to closing.

(4) This bracketed qualification/assumption will be removed when the "bring down" legal opinion is issued prior to closing.

              (4) as far as we are aware, any judgment, order or decree of any governmental body, agency or court of the Republic of Singapore having jurisdiction over the Company or any of its assets;

(xl) it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, that they be filed or recorded with any governmental or other regulatory authorities in Singapore;

(xli) no taxes, imposts or duties of any nature (including, without limitation, stamp or other issuance or transfer taxes or duties and capital gains, income, withholding or other taxes) are payable by or on behalf of the Underwriters or the Company to the Republic of Singapore or any political subdivision or taxing authority thereof or therein (other than tax on its own overall net income) in connection with (a) the execution and delivery of the Underwriting Agreement, (b) the issuance of the Share Rights and the New Ordinary Shares by the Company in connection with the Offering, (c) the deposit of the New Ordinary Shares with the Depositary against issuance of American Depositary Receipts evidencing the ADSs to be sold in the manner described in the Final Prospectus [or other offering document] and the Underwriting Agreement, (d) the sale and delivery of the New Ordinary Shares and the ADSs in the manner described in the Final Prospectus [or other offering document] and the Underwriting Agreement or (e) except as disclosed in the Final Prospectus [or other offering document] under the caption "Taxation - Singapore Taxation", the resale and delivery of the New Ordinary Shares and ADSs by the Underwriters in the manner contemplated in the Final Prospectus [or other offering document];

(xlii) the boxed sections, as set out in Appendix A to this opinion, of the statements in the Final Prospectus [or other offering document] under the caption "Description of Ordinary Shares" and "Taxation - Singapore Taxation" and in the Form 20-F under the captions "Item 3. Key Information - Risk Factors - It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates", "Item 3. Key Information - Risk Factors - Singapore law contains provisions that could discourage a takeover of our Company", "Item 8. Financial Information - Dividend Policy", "Item 10. Additional Information - Summary of our Memorandum and Articles of Association" and "Item 10. Additional Information - Exchange Controls and other Limitations affecting Security Holders", insofar as such statements constitute summaries of the Singapore legal matters referred to therein, fairly present the information called for with respect to such legal matters and fairly summarize the matters referred to therein; [to be updated to include any other Singapore legal analysis included in the Final Prospectus [or other offering document]]

(xliii) none of the holders of the ADSs is or will be deemed to be resident, domiciled, carrying on business or subject to taxation in the Republic of Singapore by reason only of the enforcement of the Deposit Agreement or the Supplemental Agreement;

(xliv) it is not necessary in order to enable any of the holders of the ADSs to exercise or enforce any of their rights under the Deposit Agreement or the Supplemental Agreement in the Republic of Singapore that any of them should licensed, qualified or entitled to do business in the Republic of Singapore;

(xlv) the choice of New York law as the governing law of the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement is a valid choice of law and will be recognized and given effect to by the Singapore courts;

(xlvi) the submission by the Company to the jurisdiction of the New York courts contained in the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, and the appointment by the Company of Chartered Semiconductor Manufacturing, Inc. as the Company's agent for service of process in connection therewith are, in each case, valid and binding on the Company under the laws of the Republic of Singapore and irrevocable;

(xlvii) a final and conclusive judgment on the merits properly obtained against the Company in any competent court of a state in, or a federal court of, the United States of America for a fixed sum of money in respect of any legal suit or proceedings arising out of or relating to the Underwriting Agreement and the Deposit Agreement and which could be enforced by execution against the Company in the jurisdiction of the relevant court and has not been stayed or satisfied in whole may be sued on in the Republic of Singapore as a debt due from the Company, if:

         (a) the relevant court had jurisdiction over the Company, in that the Company was, at the time proceedings were instituted, resident in the jurisdiction in which proceedings had been commenced and had submitted to the jurisdiction of the relevant court;

         (b)  that judgment was not obtained by fraud;

         (c) the enforcement of that judgment would not be contrary to the public policy of the Republic of Singapore

         (d) that judgment had not been obtained in contravention of the principles of natural justice; and

         (e) the judgment of the relevant court did not include the payment of taxes, a fine or penalty;

(xlviii) the Company is not entitled to claim immunity from suit, execution attachment or legal process in any proceedings taken in Singapore in relation to the Underwriting Agreement, the Deposit Agreement or the Supplemental Agreement; and

(xlix) neither STPL nor STS is entitled to claim immunity from suit, execution attachment or legal process in any proceedings taken in Singapore in relation to the STPL Irrevocable Letter of Undertaking and the STS Irrevocable Letter of Undertaking.

                                                                      APPENDIX B



                               Form of L&W Opinion

1. Chartered Semiconductor Manufacturing Inc. ("Chartered Inc.") has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware.

2. The Registration Statement and the ADS Registration Statements have become effective under the Act; to the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statements has been issued under the Act and no proceedings therefor have been initiated or threatened; and any required filing of the Final Prospectus pursuant to Rule 424(b) under the Act has been made in accordance with Rule 424(b) and Rule 430A under the Act.

3. The Registration Statement and the Final Prospectus comply as to form in all material respects with the requirements for registration statements on Form F-3 under the Act and the rules and regulations of the Commission thereunder and the ADS Registration Statements comply as to form in all material respects with the requirements for registration statements on Form F-6 under the Act and the rules and regulations of the Commission thereunder; it being understood, however, that we express no opinion with respect to (a) the financial statements, schedules or other financial data included or incorporated by reference in, or omitted from, the Registration Statement, the ADS Registration Statements or the Final Prospectus or (b) the exhibits applicable to the Secondary ADS Registration Statement. In passing upon the compliance as to form of the Registration Statement, the ADS Registration Statements and the Final Prospectus, we have assumed that the statements made and incorporated by reference therein are correct and complete.

4. The Company is not, and after giving effect to the Rights Offering and sale of the Ordinary Shares and the application of the net proceeds therefrom as described in the Final Prospectus or the International Offering Memorandum, will not be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

5. Assuming due authorization, execution and delivery of the Underwriting Agreement by the parties thereto (other than due execution and delivery by the Company under the laws of the State of New York), the Underwriting Agreement has been duly executed and delivered by the Company under the laws of the State of New York.

6. Assuming due authorization, execution and delivery of the Deposit Agreement and the Supplemental Agreement by the parties thereto (other than due execution and delivery by the Company under the laws of the State of New York), each of the Deposit Agreement and the Supplemental Agreement is a legally valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

7. No consent, approval, authorization or order of, or filing with, any United States federal or New York court or governmental agency or body is required in connection with (i) the due execution and delivery by the Company of the Underwriting Agreement and the Supplemental Agreement, (ii) the offering, issuance, sale or delivery by the Company of the Ordinary Shares, the Share Rights, the ADSs and the ADS Rights or (iii) the consummation by the Company of the transactions contemplated in the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, except such as have been obtained under the Act and the Exchange Act, and such as may be required under state securities laws in connection with the purchase and distribution of such Ordinary Shares and ADSs by the Underwriter.

8. The execution, delivery and performance by the Company of the Underwriting Agreement and the Supplemental Agreement in connection with the Rights Offering, and the consummation by the Company of the transactions contemplated in the Underwriting Agreement, the Supplemental Agreement and the Deposit Agreement (including the issuance and sale of the Ordinary Shares and the ADSs by the Company pursuant to the Underwriting Agreement, the Supplemental Agreement and the Deposit Agreement, the deposit of the Share Rights with the Depositary against issuance of ADS Rights and the distribution of the ADS Rights) will not result in (a) the violation by the Company of any United States federal or New York statute, rule or regulation known to us to be applicable to the Company (other than United States federal or state securities laws, which are specifically addressed elsewhere herein) or (b) the breach of or a default under any of the agreements filed as exhibits (i) 4.38 through and including 4.48 of the Company's Annual Report on Form 20-F filed with the Commission on 11 March 2002, (ii) 6.1 and 6.2 of the Company's Form 6-K submitted with the Commission on 14 May 2002 and (iii) 6.6 of the Company's Form 6-K submitted with the Commission on 14 August 2002 (the "Agreements").

9. Based on such facts and assumptions and subject to the limitations set forth in the Final Prospectus, the statements set forth in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 under the heading "Taxation" - U.S. Federal Taxation," which is incorporated by reference into the Final Prospectus and the International Offering Memorandum and the statements set forth in the Final Prospectus and the International Offering Memorandum under the Caption "Taxation - Certain United States Federal Income Tax Consequences", insofar as such statements constitute a summary of United States legal matters, are accurate in all material respects.

10.  Under the laws of the State of New York relating to personal jurisdiction,
(a) the Company has, under the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, validly submitted to the personal jurisdiction of any state or federal court located in the State of New York, County of New York in any action arising out of or relating to the Underwriting Agreement, the Deposit Agreement and the Supplemental Agreement, respectively, and the transactions contemplated therein and its appointment thereunder of Chartered Inc. as its authorized agent for service of process is valid, legal and binding and (b) service of process in the manner set forth in Section 15 of the Underwriting Agreement and in Section 7.5 of the Deposit Agreement and
Section [ ] of the Supplemental Agreement is effective to confer valid personal jurisdiction over the Company.

11. To the best of our knowledge, there are no contracts, documents or franchises of a character required to be described in the Registration Statement, the ADS Registration Statements, the Final Prospectus, the International Offering Memorandum or the Incorporated Documents or to be filed as exhibits to the Registration Statement or the ADS Registration Statements that are not described or filed as required; it being understood, however, that we express no opinion with respect to the exhibits applicable to the Secondary
ADS Registration Statement.

12. To our knowledge, there are no legal or governmental actions, suits, investigations or proceedings, pending or threatened, against the Company which
(i) are required to be disclosed in the Registration Statement or the ADS Registration Statements, other than those described therein or (ii) which will materially and adversely impact the consummation of the transactions contemplated by the Underwriting Agreement, the Supplemental Agreement or the Deposit Agreement.

     In addition, we have participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company, and your representatives, at which the contents of the Registration Statement, the ADS Registration Statements, the Final Prospectus and the International Offering Memorandum and related matters were discussed and, although we are not passing upon, and do not assume any responsibility, for the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the ADS Registration Statements, the Final Prospectus and the International Offering Memorandum and have not made an independent check or verification thereof, during the course of such participation, no facts came to our attention that caused us to believe that the Registration Statement or the ADS Registration Statements, at the time each became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Final Prospectus or the International Offering Memorandum (including the Incorporated Documents), as of its date or as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; it being understood that we express no belief with respect to the financial statements schedules, other financial data, or exhibits included or incorporated by reference in, or omitted from, the Registration Statement, the ADS Registration Statement, the Final Prospectus or the International Offering Memorandum.

                                                                      APPENDIX C



                              Form of PBWT Opinion

1. Each of the Deposit Agreement and Supplemental Agreement has been duly authorized, executed and delivered by the Depositary and assuming due authorization, execution and delivery thereof by the Company constitutes the valid and legally binding agreement of the Depositary, enforceable against the Depositary in accordance with its terms except to the extent that enforcement thereof maybe limited by (a) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws now or hereafter in effect relating to or affecting creditors' rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in law or in equity);

2. ADRs issued in accordance with the terms and conditions of the Deposit Agreement and the Registration Statements to evidence ADSs issued upon deposit of Shares by the Company in accordance with the terms of the Deposit Agreement, the Supplemental Agreement and the Underwriting Agreement will be duly and validly issued and will entitle the Holders thereof (as defined in the Deposit Agreement) to the rights specified therein and in the Deposit Agreement and the Supplemental Agreement, assuming that (a) the Shares are fully paid and nonassessable and that any preemptive rights with respect to such Shares have been validly waived or exercised, and (b) such Shares have been duly deposited with the Custodian (as defined in the Deposit Agreement and the Supplemental Agreement), in each case in accordance with all applicable laws and regulations;

3. The ADS Rights will be duly and validly issued and the person in whose name the ADS Rights are registered will be entitled to the rights specified therein and in the Supplemental Agreement.

4. The Depositary has full power and authority and legal right to execute and deliver the Deposit Agreement and the Supplemental Agreement and to perform its obligations thereunder.

5. To our knowledge and based solely in information conveyed to us via telephone prior to the date hereof by a member of the Staff of the Securities and Exchange Commission, the Registration Statement on Form F-6 (Reg. No. 333-88623) has become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such Registration Statement on Form F-6 has been issued and no proceedings for that purpose have been initiated or threatened. The Registration Statement on Form F-6 (Reg. No. 333-88623) and each amendment comply as to form in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations adopted by the Securities and Exchange Commission thereunder;

6. To our knowledge and based solely on information conveyed to us via telephone prior to the date hereof by a member of the Staff of the Securities and Exchange Commission, the Registration Statement on Form F-6 (Reg. No. 333-34692) has become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such Registration Statement on Form F-6 has been issued and no proceedings for that purpose have been initiated or threatened. The Registration Statement on Form F-6 (Reg. NO. 333-34692) and each amendment comply as to form in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations adopted by the Securities and Exchange Commission thereunder;

7. The statements in the Final Prospectus filed as part of the Registration Statement on Form F-3 (Reg. No. 333-56878) under the heading "Description of American Depositary Shares", insofar as such statements purport to describe the Depositary and summarize certain provisions of the Deposit Agreement, the ADSs and ADRs, as fair and accurate;

8. The ADS Rights will be duly and validly issued and the person in whose name the ADS Rights are registered will be entitled to the rights specified therein and in the Supplemental Agreement; and

9. The statements in the Final Prospectus and the International Offering Memorandum under the heading(s) "[insert appropriate heading(s)]", insofar as such statements purport to describe the ADS Rights, are fair and accurate.

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